SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com September 23, 2020

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Mr. Daniel Morris

Ms. Lilyanna Peyser

Mr. Robert Shapiro

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: MINISO Group Holding Ltd (CIK No. 0001815846)

Dear Mr. Morris, Ms. Peyser, Mr. Shapiro and Ms. Shenk:

On behalf of our client, MINISO Group Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 22, 2020 on the Company’s amendment No. 2 to draft registration statement on Form F-1 confidentially submitted on September 11, 2020 (the “Draft Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

September 23, 2020

Concurrently with the submission of this letter, the Company is filing herewith the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

In addition to addressing the comments contained in the Staff’s letter dated September 22, 2020, the Company has updated the Registration Statement to (i) include its unaudited quarterly consolidated financial statements of profit or loss for each of the eight quarters from July 1, 2018 to June 30, 2020, and (ii) reflect other recent developments.

To facilitate the Staff’s review, we will separately deliver to the Staff four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, as well as two copies of the filed exhibits.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with estimated price range and offering size, and launch the road show for the offering as soon as possible but not earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Comments in Letter Dated September 22, 2020

Our Supplier Network, page 128

1.	Please revise to disclose the information about maintaining your SKU portfolio that was provided in the second paragraph of your supplemental response to prior comment 7.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Registration Statement.

Securities and Exchange Commission

September 23, 2020

Exclusive Forum, page 162

2.

We note that your amended and restated articles of association include an exclusive federal forum provision for actions arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, please revise here, and add appropriate risk factor disclosure elsewhere, to discuss the risks to investors associated with this provision and uncertainty as to enforceability of this provision, and to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please disclose whether the provision applies to claims arising under the Exchange Act; in this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71, 72 and 165 of the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jenny Peng, partner at KPMG Huazhen LLP, by phone at +86 20-3813-8822 or via email at jenny.peng@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Guofu Ye, Chairman of the Board of Directors and Chief Executive Officer, MINISO Group Holding Ltd
Steven Zhang, Director and Chief Financial Officer, MINISO Group Holding Ltd
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP
Jenny Peng, Partner, KPMG Huazhen LLP